SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2019

On March 3, 2020, the Board of Directors of Woori Financial Group passed the following resolution to hold the annual general meeting of shareholders (the “AGM”) on March 25, 2020.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 25, 2020; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary cirumstances)

•	Agenda:

1. Approval of financial statements for the fiscal year 2019

2. Approval of amendments to the Articles of Incorporation

3. Appointment of directors (4 directors)

•	Outside Director Candidate : Dennis Chan

•	Non-Standing Director Candidate : Hong-Tae Kim

•	Standing Director Candidate : Won-Duk Lee

•	Standing Director Candidate : Tae-Seung Son

4. Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Appointment of directors

Name	Date of Birth	Term	Appointment	Career Background
Hong-Tae Kim	February 1966	From the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2022	New Appointment	• Current) Head, Office of Creative Management, KDIC • Deputy Head, Department of HR and Administration, KDIC • Deputy Head, Task force for Strengthening Job Competency, KDIC

Won-Duk Lee	January 1962	From the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2021	New Appointment

•  Current) Deputy President, Strategy Planning Unit, Woori Financial Group

•  Executive Vice President, Management and Finance Planning Group, Woori Bank

•  Managing Director, Management and Finance Planning Group, Woori Bank

Tae-Seung Son	May 1959	From the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2023	Re-appointment	• Current) Chief Executive Officer, Woori Financial Group • Current) President and Chief Executive Officer, Woori Bank • Head, Global Business Unit, Woori Bank

•	Appointment of outside director

Name	Date of Birth	Term	Appointment	Career Background
Dennis Chan	November 1962	From the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2022	New Appointment	• Vice Chairman, Fubon Bank (China) • Chief Executive Officer, Fubon Bank (China)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 3, 2020	By: /s/ Kyong-Hoon Park
(Signature)

Name: Kyong-Hoon Park
Title: Deputy President